UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

EXCERPT OF THE MINUTES OF BOARD OF DIRECTORS

MEETING HELD ON OCTOBER 25th, 2016

On October 25th, 2016, at 8 a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to take resolutions on the following Agenda (…) 3. BRGAAP and IFRS Consolidated Interim Financial Statements of Santander of the 3Q2016 (approval);

(…) in attention to item 3 of the agenda the Board, unanimously by the attendees, approved the Company Consolidated Interim Financial Statements regarding the 3rd quarter ended September 30th, 2016, duly prepared in accordance with the Brazilian accounting practices established by the Brazilian Corporations Law, jointly with the standards of the Brazilian National Monetary Council, the Brazilian Central Bank and the template for the Accounting Plan of the Entities part of National Financial System (COSIF), and other applicable laws and regulations, as well as the Consolidated Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) as provided by the International Accounting Standards Board (IASB), which shall be published on October 26th, 2016. It was registered that (i) the aforesaid Consolidated Interim Financial Statements were scope of an unqualified report issued by PricewaterhouseCoopers Auditores Independentes and of a favorable recommendation by the Audit Committee, according to the meeting held on October 20th, 2016; and (ii) the Board of Directors authorized the management to take all necessary measures to disclose the documents approved herein, upon remittance to the Comissão de Valores Mobiliários – CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias&Futuros and to the Securities and Exchange Commission – SEC.

São Paulo, October 25th, 2016.  Signatures: Mrs. Jesús María Zabalza Lotina – Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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Santander_RCA_2016.10.25_Extrato_Finanças_DFs 3T2016_EN.docx

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer